UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ From C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Hit Reset LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Texas
>
> *Date of organization*
> May 29, 2018

Physical address of issuer
1914 E. 6th Street, #6918, Austin, TX 78702

Website of issuer
www.hitreset.io

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering. The intermediary is not charging the issuer any compensation with respect to the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
May 6, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end (12/31/18)	**Prior fiscal year-end**
Total Assets	$5,747.30	$0.00
Cash & Cash Equivalents	$4,655.30	$0.00
Accounts Receivable	$92.00	$0.00
Short-term Debt	$9,679.04	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$3,478.00	$0.00
Cost of Goods Sold	$10,753.25	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$24,979.96	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 29, 2019

FORM C

Up to $107,000.00

Hit Reset, LLC



Explanatory Note

Hit Reset, LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on March 19, 2019. This Amendment is filed to extend the Offering deadline to May 6, 2019.


Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Hit Reset LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$0.00	$1,000.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.hitreset.io no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 29, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may

include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.hitreset.io

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to

sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Hit Reset LLC (the "Company") is a Texas Limited Liability Company, formed on May 29, 2018. The Company is currently also conducting business under the name of Reset.

The Company is located at 1914 E. 6th Street, #6918, Austin, TX 78702.

The Company's website is www.hitreset.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the attached exhibits.

The Business

Reset partners with dinner-only restaurants to transform their spaces during the day into work spaces for the remote working population. Reset sells memberships for people to work out of these spaces.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Offering deadline	May 6, 2019
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Texas on May 29, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company, and present and future market conditions. Future sources of revenue may not be sufficient to meet

our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our expansion programs or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

The development and commercialization of our services is highly competitive.
We face competition with respect to any geographies that we may seek to expand into in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Silva Gentchev and Siri Chakka who are Managers of the Company. The Company has or intends to enter into employment agreements with Silva Gentchev and Siri Chakka although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Silva Gentchev and Siri Chakka or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Silva Gentchev and Siri Chakka in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Silva Gentchev or Siri Chakka were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant

delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing interest holders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those major investors, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid,

with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the interest holders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $10,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the interest holders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $10,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company partners with dinner-only restaurants to transform their spaces during the day into work spaces for the remote working population. Reset sells a variety of membership plans for people to work out of these spaces.

Business Plan

Reset provides workspaces for the remote working population. Amenities include bottomless coffee and tea, high speed Wi-Fi, and plenty of plug outlets. Reset workspaces are open Monday - Friday with hours from 8am - 4pm, depending on location. We let our partner restaurants worry about making awesome food, not building margins. We aim to increase their foot traffic and help them grow their business in a crowded marketplace. For remote workers, there are not many options available that are affordable, reliable, and community-driven. Reset seeks to liberate remote workers from cramped coffee shops and apartments by giving them space to think, create, and build - without a large price tag. We currently operate out of two restaurant locations, and have previously operated from a third location, all in Austin, Texas. We plan to use the proceeds of this Offering to increase utilization of our current locations and fuel expansion to a total of 5-7 restaurants in Austin. Subsequently, we plan to leverage our experience from building out the business in Austin to expand in other cities such as Denver, Tampa, and Atlanta, among other cities.

History of the Business

The Company began offering its coworking spaces in late August 2018 and eventually partnered with three locations in the Austin area. The Company has focused on developing relationships with future restaurant partners as well as looking to gain brand awareness through partnerships, social media advertising, and local event marketing.

The Company's Products and/or Services

Product / Service	Description	Current Market
Co-Working	Work spaces outfitted with high speed Wi-Fi, bottomless coffee & tea, plenty of plug outlets, and set hours during the day	End users are freelancers, creatives, satellite employees, and small corporate teams

We will be using the proceeds of the Offering to increase utilization of our current services and expand our services into new geographies.

We offer coworking services through our restaurant partner locations in Austin, Texas. We currently have partnerships with Nightcap and Tillery Kitchen and Bar. We previously partnered with L'Oca d'Oro.

Nightcap

Nightcap is located near Austin's Central Business District and is open from 9am-5pm on Mondays and from 9am-4pm Tuesday through Friday. The location is dog-friendly and offers private spaces for conference calls, private meetings, or smaller group sessions, in addition to all the standard amenities offered at all Reset locations.

Tillery Kitchen and Bar

Tillery Kitchen and Bar is located in East Austin, overlooking the Colorado River. This location is open from 9am-3pm Monday through Thursday. The space is brightly lit with ample indoor and outdoor seating for both small and large teams. Visitors have access to all standard amenities offered by Reset, and special beverage and cocktail services are available to purchase.

L'Oca d'Oro (Previous Partnership)

L'Oca d'Oro is located in the Mueller neighborhood and is open from 8am-3pm Monday through Friday. Ample seating and tables allow large groups to collaborate, with the location also offering a private back room for conference calls or smaller group sessions.

Competition

The Company's primary competitors are Spacious, Kettlespace, Flexday, and Cowork Cafe. In addition to those competitors, coffee shops and home offices are also options for remote and freelance workers.

The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

Customer Base

Our primary customers are freelancers, creatives, entrepreneurs, satellite employees, and small corporate teams who are seeking an affordable location to work outside their main office location.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1914 E. 6th Street, #6918, Austin, TX 78702

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	16.00%	$4,000	15.00%	$16,050
Future Wages	70.00%	$17,500	70.00%	$74,900
General Working Capital	14.00%	$3,500	15.00%	$16,050
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds should the Company, its management team, and officers feel it is in the best interest of the interest holders and long-term value of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Silva Gentchev

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2018 to Present: Manager
-- Lead on marketing, public relations, design, and human resources

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

July 2018 to Present: Manager, Strategic Partnerships, Dell Technologies
-- Managed a variety of strategic partnerships within the organizations.

July 2017 to July 2018: Senior Product Manager, Dell Technologies
-- Lead product management activities for current Rugged notebook and tablet portfolio of 4 products.

May 2016 to August 2016: Retail Leadership Development Program MBA Intern, Amazon
-- Analyzed Prime Now selection, sourcing and entry strategy within an emerging global market.

Educational Background

The University of Texas at Austin – Red McCombs School of Business, 2017, Master of Business Administration,

University of California, Davis, 2009, Bachelor of Arts, Economics

Name

Siri Chakka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2018 to Present: Manager
-- Lead on accounting, fundraising, business development, and operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 to Present: President, Schakka Consulting
-- Strategy consulting working with business of various sizes on challenges around growth, cost optimization, and M&A due diligence.

June 2017 to April 2018: Chief Strategy Officer, gameFi
-- Lead on day to day operations, overseeing client management and engineering. Responsibilities also include product management, marketing, and business development.
May 2016 to August 2016: Senior Product Manager MBA Intern, Amazon
-- Developed the business case and design for a customer facing widget on the Detail page

Educational Background

The University of Texas at Austin – Red McCombs School of Business, 2017, Master of Business Administration,

University of Illinois at Urbana-Champaign, 2011, Bachelor of Science, Chemical Engineering

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Silva Gentchev

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2018 to Present: Manager
-- Lead on marketing, public relations, design, and human resources

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

July 2018 to Present: Manager, Strategic Partnerships, Dell Technologies
-- Managed a variety of strategic partnerships within the organizations.

July 2017 to July 2018: Senior Product Manager, Dell Technologies
-- Lead product management activities for current Rugged notebook and tablet portfolio of 4 products.

May 2016 to August 2016: Retail Leadership Development Program MBA Intern, Amazon
-- Analyzed Prime Now selection, sourcing and entry strategy within an emerging global market.

Educational Background

The University of Texas at Austin – Red McCombs School of Business, 2017, Master of Business Administration,

University of California, Davis, 2009, Bachelor of Arts, Economics

Name

Siri Chakka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2018 to Present: Manager
-- Lead on accounting, fundraising, business development, and operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 to Present: President, Schakka Consulting
-- Strategy consulting working with business of various sizes on challenges around growth, cost optimization, and M&A due diligence.

June 2017 to April 2018: Chief Strategy Officer, gameFi
-- Lead on day to day operations, overseeing client management and engineering. Responsibilities also include product management, marketing, and business development.
May 2016 to August 2016: Senior Product Manager MBA Intern, Amazon
-- Developed the business case and design for a customer facing widget on the Detail page

Educational Background

The University of Texas at Austin – Red McCombs School of Business, 2017, Master of Business Administration,

University of Illinois at Urbana-Champaign, 2011, Bachelor of Science, Chemical Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Other than the Company's two co-founders, Siri Chakka and Silva Gentchev, who currently do not have employment agreements with the Company, the Company does not have any employees.

CAPITALIZATION AND OWNERSHIP

Ownership

The company is owned by the co-founders Siri Chakka and Silva Gentchev.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Siri Chakka	47.0%
Silva Gentchev	43.0%

The Company currently has reserved 10% of outstanding voting equity securities for future employees. The allocation of these securities will be determined upon the hiring of new employees.

The Company currently does not have any debt outstanding.
The Company has not conducted any other exempt offerings.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$24,979.96	$0.00	$0.00

Operations

We opened our first locations in Austin, Texas on August 20th, 2018. With the launch of these locations, we incurred significant upfront legal fees. These legal fees are not reoccurring and were necessary to set up the company structure, legal agreements, and contracts with our members and restaurant partners. We began generating revenue in August 2018.

We plan to use a portion of the funds for marketing to help increase our utilization of current restaurants and drive additional paid memberships. We are not certain when or if we will generate profits in the future, and we intend to focus on driving new users and expanding into new locations. We are looking to expand throughout Austin, Texas and into additional cities like Tampa, Florida, Atlanta, Georgia, and Denver, Colorado.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. Regarding our operations, we plan to use a significant portion of the proceeds to cover basic operational costs such as our part time hosts' hourly pay and inventory for the next 12 months.

The Offering proceeds are important to the Company's operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of the company's next milestones and expedite the realization of its business plan. The Offering proceeds will have a beneficial effect on its liquidity, which will be augmented by the Offering proceeds and used to execute its business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000.00 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 6, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Interests, Warrants and Other Compensation
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

The material terms of the Security are as follows:

Valuation Cap
$1,500,000.00

Discount Rate:
20.0%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Interests pursuant to the following:

   a. If the investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Interests pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive interests of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Interests pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Interests.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Interests; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Interests**" shall mean Interests of the Company's Preferred Interests issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Interests in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Interests that is identical in all respects to the Preferred Interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    a. Shadow Series interest holders shall grant their vote on any matter that is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy;

    b. Shadow Series interest holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per interest for Preferred Interests by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series interest holder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series interest holder.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $10,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interest of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the

state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests: 1) Shadow Series interest holders shall grant their vote on any matter that is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred interest holders shall have the right to vote on the same basis as Common interest holders.

The Company does not have any voting agreements in place.

The Company does not have any interest holder / equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Siri Chakka
(Signature)

Siri Chakka
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Silva Gentchev
(Signature)

Silva Gentchev
(Name)

Manager
(Title)

4/29/19
(Date)

/s/Siri Chakka
(Signature)

Siri Chakka
(Name)

Manager
(Title)

4/29/19
(Date)

I, Silva Gentchev, being the founder of Hit Reset LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), interest holder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Silva Gentchev.
(Signature)

Silva Gentchev
(Name)

Manager
(Title)

4/29/19
(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Company Summary

Exhibit C   Subscription Agreement

Exhibit D   Crowd Note

Exhibit E   Pitch Deck

EXHIBIT A
Financial Statements

Balance Sheet

(Unaudited)

Reset
As of December 31, 2018

	DEC 31, 2018
Assets	
Current Assets	
Cash and Cash Equivalents	
Chase Checking 6960 Old	4,655.30
Total Cash and Cash Equivalents	**4,655.30**
Accounts Receivable	92.00
Prepaids	1,000.00
Total Current Assets	**5,747.30**
Total Assets	**5,747.30**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	6,153.07
Credit Card	2,239.13
Deferred Revenue	1,286.84
Total Current Liabilities	**9,679.04**
Total Liabilities	**9,679.04**
Equity	
Current Year Earnings	(24,979.96)
Silva Gentchev Equity Contribution	9,073.69
Siri Chakka Equity Contribution	11,974.53
Total Equity	**(3,931.74)**
Total Liabilities and Equity	**5,747.30**

Income Statement

(Unaudited)

Reset
For the year ended December 31, 2018

	2018
Income	
Sales	3,478.00
Venue Revenue Share	(1,176.60)
Total Income	**2,301.40**
Cost of Goods Sold	
Coordinators	10,553.07
Supplies & WiFi	200.18
Total Cost of Goods Sold	**10,753.25**
Gross Profit	**(8,451.85)**
Operating Expenses	
G&A	
Insurance Business	798.67
Legal Fees	9,653.07
Meals and Entertainment	42.92
Office, Phone, Util, Internet, Computer Equip, R&D, shipping	2,061.91
Training & Teambuilding	49.00
Travel	2.40
Total G&A	**12,607.97**
Sales Marketing	
Advertising, Marketing, Website	3,060.79
Conferences Business Dev	995.00
Digital Marketing	247.31
Total Sales Marketing	**4,303.10**
Payroll Taxes Employer	204.34
Total Operating Expenses	**17,115.41**
Operating Income	**(25,567.26)**
Other Income / (Expense)	
Interest Earned	587.30
Total Other Income / (Expense)	**587.30**
Net Income	**(24,979.96)**

Statement of Cash Flows

(Unaudited)

Reset
For the year ended December 31, 2018

	2018
Operating Activities	
Receipts from customers	2,221.40
Payments to suppliers and employees	(21,727.59)
Cash receipts from other operating activities	587.30
Net Cash Flows from Operating Activities	**(18,918.89)**
Investing Activities	
Other cash items from investing activities	(1,000.00)
Net Cash Flows from Investing Activities	**(1,000.00)**
Financing Activities	
Other cash items from financing activities	24,574.19
Net Cash Flows from Financing Activities	**24,574.19**
Net Cash Flows	**4,655.30**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	4,655.30
Net change in cash for period	**4,655.30**

EXHIBIT B
Company Summary



Company: Reset

Market: Real Estate

Product: Coworking spaces in restaurants outfitted with amenities



Company Highlights

- Currently offers coworking spaces in two locations in Austin, Texas
- Has converted unique visits to paid memberships at a 38% rate
- Since the launch of its first location in August 2018, the company has gained over 130 paid members
- Plans to expand into additional Austin locations in Q2 2019 and expand nationally in Q1 2020

COMPANY SUMMARY

Opportunity

According to a 2018 global study, 70% of participating workers said they worked outside of their company's main office at some point during the week.[i] As this mobile workforce grows, many have turned to coworking spaces to stay productive during the workday and combat the social isolation of working from home.[ii] These workspaces have grown in popularity as consumers have seen an increase in productivity, partly due to the workspaces' flexible nature, access to multiple drop-in locations, and inspiring work environments.[iii] One of the 50 largest cities in the U.S.—Austin, Texas— also boasts the highest percentage of people who work remotely in the country among these large cities, at 5.4%, with employees pointing to the reduced stress and easier commute as benefits of remote work.[iv] However, many consumers are still deterred by the premium price for a desk rental at a traditional coworking space,[v] which can average more than $380 per month.[vi]

Founded in 2018, Austin, Texas-based Reset creates workspaces that are productive, affordable, and offer consumers flexible membership plans. The company partners with local restaurants that are closed during the day and turn their unused spaces into coworking spaces for remote-work professionals. Restaurant owners benefit from passive income and increased utilization of their space, while members enjoy workspace amenities that help them to have a productive workday. Reset offers affordable and flexible memberships that allow consumers to choose a plan that fits within their schedule and budget, while supporting local, independent restaurants.

Product

Reset partners with dinner-only restaurants, which are not open for their restaurant business during the day. By focusing on underutilized spaces, Reset then creates a fully-stocked coworking space for members with a core set of amenities at each restaurant location. Each restaurant has a unique look and feel, but members are provided with a consistent experience at each location that helps facilitate productivity. An on-site host is present at each location to interact with members and provide a white-glove service throughout their workday.



Reset membership includes the following benefits:

- Access to all locations
- A seat and a workspace
- Business Wi-Fi
- Bottomless coffee and tea
- Numerous outlets for charging their electronic devices
- Access to exclusive member networking events and dinners

As of March 2019, Reset currently is partnered with two restaurants in the Austin area that operate as the company's coworking spaces. Reset is not limited to partnering with just restaurants and aims to partner with other under-utilized spaces in the future.

Nightcap

Nightcap is located in the Clarksville neighborhood in downtown Austin, close to the city's Central Business District. This location offers a cozy, bungalow setting for members to enjoy with ample natural light and an outdoor patio. In addition to the standard amenities that are offered at all Reset locations, Nightcap is dog-friendly inside the restaurant and outside on the patio. The private back room can be used for conference calls, smaller group sessions or booked for private meetings. This location is open as a Reset coworking space from 9am-5pm on Monday's and from 9am-4pm from Tuesday through Friday.

 



Tillery Kitchen & Bar

Tillery Kitchen and Bar is located in the Holly neighborhood in East Austin, overlooking the Colorado River. This location offers a minimalist, brightly lit interior with ample seating for both small and large teams. In addition to the interior, members can work on the patio overlooking the river views. The patio is dog-friendly, and there is beverage and cocktail service for purchase starting every day at Noon. This location is open from 9am-3pm on Monday through Thursday.



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L'Oca d'Oro (Previous Partnership)

L'Oca d'Oro is located in the Mueller neighborhood. This location offers members a light-filled space to work with plenty of seating, as well as easy access to nearby restaurants, a neighborhood park and family-friendly activities. The tables in this location can be re-arranged to accommodate larger group work, and a private back room offers additional room for phone calls or smaller group sessions. This location is open from 8am-3pm on Monday through Friday.

 

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Use of Proceeds and Product Roadmap

Reset anticipates using the majority of the funds from this raise for wages, with funds also be using for marketing and general working capital. Employee wages account for the biggest percentage of spending due to hosting duties and the company anticipates building out the team in line with expansion plans. Marketing funds will be used for deploying hyper-local advertising campaigns to drive foot traffic, as well as efforts to increase local brand awareness. Additionally, the company intends to use a portion of this raise towards general working capital for day-to-day operations of the business. The company has the ability to alter the use of proceeds at its discretion.


Use of Proceeds: Min Raised ($25k)
Wages
Marketing
General Working Capital
14%
16%
70%


Use of Proceeds: Max Raised ($107k)
Wages
Marketing
General Working Capital
15%
15%
70%

Future Austin Locations

Reset intends to partner with an additional three to four more restaurants in Austin starting in Q2 2019, in order to meet demand and create a more comprehensive location map in Austin. Through these partnerships and new locations, the company hopes to offer an expanded geographic reach to Austin residents and increase awareness.

National Expansion

Reset intends to partner with locations in additional large cities that currently don't offer remote working professionals many options for coworking spaces. The company is targeting cities that have high concentrations of remote workers like Denver (5.1%), Tampa (4.8%), and Atlanta (4.6%).[vii] Reset plans to launch in the first expansion city in Q1 2020 and continue launching in one to two additional cities each year thereafter.

Business Model

Reset generates revenue through offering its partner locations as coworking spaces to individuals and teams. The company's restaurant partners receive between 10-15% of revenue generated through membership sales at each member visit at their location. Partner restaurants keep 100% of revenue for any food or beverage transactions made by Reset members, providing an additional stream of income for the restaurants.

Reset for Individuals*:* Reset offers customers three membership options that grant access to the company's coworking spaces.

Day Pass: Customers that purchase a day pass pay $10 for access to all Reset locations, bottomless coffee and tea, and a two-hour guest pass. Customers can purchase a day pass online or in-person at each Reset location.



10-Pass: Customers that purchase a 10-pass pay a total cost of $80 for 10 separate day passes. This offers a bulk discount which comes out to $8 per day for each member. This pass grants access to all Reset locations, bottomless coffee and tea, a two-hour guest pass, and access to exclusive member events. Customers can purchase a 10-pass online or in-person at each Reset location.

Unlimited: Customers that purchase an unlimited membership pay $150 per month for access to all Reset locations, bottomless coffee and tea, a two-hour guest pass, and access to exclusive member events. This pass is valid for one month from date of first use. Customers can purchase an unlimited pass online or in-person at each Reset location.

Reset for Teams: Reset creates custom membership plans for companies that are looking to purchase day passes, 10-passes, and monthly memberships in bulk for their employees. Pricing varies based on team size and length of membership term.

USER TRACTION

After opening its first location in late August 2018, Reset has had more than 340 unique visitors, which includes visitors using a guest pass or free promotional memberships, and the company gained more than 130 paid members through February 2019. The company has grown unique visitors and paid members each month since its opening launch. Reset experienced its most significant month-to-month growth from August 2018 to September 2018, with unique visitors growing 63% and total paid members growing 86%. Additionally, the company is converting unique visits to paid members at a 38% rate.





Since the launch of its first coworking location in late August 2018, Reset has generated $3,363 in revenue through January 2019. The company has focused on developing relationships with future restaurant partners and opening its first three locations within the Austin area. Additionally, Reset has sought to gain brand awareness through partnerships, social media advertising, and event marketing in Austin. These efforts have driven free day trials and ultimately aim to increase paid memberships and revenue.



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In January 2019, Reset had $4,281 in total expenses. In 2018, the company had $27,866 in expenses. Expenses spiked in August 2018 due to legal fees related to the opening of Reset's first coworking locations. Location hosts, who greet and manage the coworking spaces, were the largest expense, representing approximately 45% of total expenses. Legal fees (30%) and advertising and marketing (9.55%) were the next largest expenses.



In January 2019, Reset generated a net operating loss of $3,219. In 2018, the company generated a net operating loss of $25,567.





Through 2017, there were approximately 3.9 million U.S. employees that worked from home at least half the time. This figure is up from 1.8 million employees in 2005, a 115% increase. About 43% of U.S. workers worked remotely at least occasionally in 2017, compared to only 9% in 2007.[viii] A Brookings Institution analysis of 2016 U.S. Census Bureau data showed that the share of workers telecommuting increased in 32 out of the 50 largest U.S. cities.[ix] Austin, Texas exhibited the highest share of remote workers at 8.2% of the total workforce in 2016, up from 4.6% in 2007.[x]

The rise of freelance workers and startup entrepreneurs seeking out workspaces has driven demand for coworking spaces over the last several years. The number of coworking spaces around the world was projected to rise to 18,900 in 2018, up from 15,500 coworking spaces in 2017, and up over 455% from five years ago when there were 3,400 coworking spaces.[xi] The number of coworking spaces around the world is expected to reach over 30,000 by 2022.[xii]

Number of Coworking Spaces Worldwide





The number of people that are members of global coworking spaces is expected to grow at an even faster rate, as the number of spaces grow both in size and capacity. The number of coworking members is expected to grow at an average annual growth rate of 24.2% over the next few years, increasing from 1.74 million people in 2017 to 5.1 million in 2022.[xiii]



In 2018, capital invested in venture capital deals in office services companies surpassed $1.6 billion, a record high, across 35 total deals. Annual investment in 2017 reached $1.27 billion, a 140% year-over-year increase from 2016, across a record high of 47 total deals. In 2016, there was over $530 million in capital invested, a 613% year-over-year increase from 2015. Between 2008 and 2018, over $3.65 billion was invested across 231 venture capital deals in office services companies.[xiv]





Spacious: Founded in 2016, Spacious is a New York City-based startup that offers customers a selection of drop-in workspaces. The company currently offers spaces in New York City and San Francisco with each location equipped with high-speed Wi-Fi, complimentary coffee, and space to host guests and small meetings.[xv] Users are able to use the company's website or mobile application to find a Spacious location nearby, check hours, seat availability, and get directions. Spacious members are able to access any Spacious location and can grab a seat without a reservation.[xvi] Customers can purchase a day pass ($20), a one-month membership ($199), a quarterly membership ($149 per month), or an annual membership ($129 per month).[xvii] Spacious closed a $9.1 million funding round in May 2018.[xviii]

KettleSpace: Founded in 2016, KettleSpace provides a network of on-demand coworking workspaces inside restaurants, bars, and hotels. After creating a KettleSpace account, users can browse spaces on the company's website and pay for access to all KettleSpace locations. The company currently only offers locations in New York City.[xix] Membership pricing varies based on the number of hours of location access and number of guest visits. The cheapest membership is the Lite plan, which is $25 per month. The Lite plan gives members 10 hours of access to all Kettlespace locations per month and guest visits for $5 per hour. The most expensive membership is the Unlimited plan, which offers unlimited access to all KettleSpace locations and unlimited guest visits for $99 per month.[xx] The company also offers its members access to networking events with investors and industry experts.[xxi]

Flexday: Flexday is a Canadian startup that offers consumers access to coworking spaces within restaurants. The company currently has locations throughout Toronto, where members have access to spaces that have Wi-Fi and unlimited coffee and tea. After signing up for a Flexday account, users can access the company's partner locations and pay for extra hours of location access as needed. The amount of credits used per visit is dependent upon the centrality of the location of each space. Flexday Central is 15 credits per day and the rest of the network of locations is 5 credits per day. Pricing starts at $9 per month for 10 credits. Users can add up to 300 credits for $200.[xxii] Flexday's founder and CEO, Justin Raymond, previously launched Hailo, a taxi hailing app in Canada.[xxiii]

Cowork Cafe: Cowork Cafe is an Arlington, Virginia based startup that offers members coworking space and amenities. Members can reserve a cubicle-free space within a Cowork Cafe location and use their monthly membership credit to purchase food and beverages. The company also offers private booths for video conferences or private phone calls.[xxiv] The company's first location is in Claredon, VA and offers day passes ($20 per day) and monthly memberships ($150 per month).[xxv] Cowork Cafe is looking to expand to future locations in the greater Washington D.C. area.[xxvi]

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EXECUTIVE TEAM



Siri Chakka, Co-Founder: Siri co-founded Reset in 2018 after working as the Chief Strategy Officer at gamefi, a business-to-business software startup. At Reset, Siri is the lead on Finance, Operations, Business Development, and Legal. She is also the president of Schakka Consulting, a consulting firm that works with companies of various sizes with business challenges around growth, mergers and acquisitions due diligence, and cost optimization. Siri has also spent time at Amazon and Galt & Company, a boutique management consulting firm. Siri received her B.S. in Chemical Engineering from the University of Illinois at Urbana-Champaign and her MBA from the McCombs School of Business at the University of Texas at Austin.



Silva Gentchev, Co-Founder: Silva co-founded Reset in 2018, while working as a Senior Product Manager at Dell Technologies. At Reset, Silva is the lead on Marketing, People Operations, Partnerships, and Brand. Silva has 8+ years of experience in product marketing & management in San Francisco and Austin, where she has brought products to market and driven adoption. She has led product marketing efforts at companies like Ooyala, Amazon, and Dell, with a focus on go-to-market strategy, messaging, and user acquisition. Silva received her B.A. in Economics from The University of California, Davis and her MBA from the McCombs School of Business at the University of Texas at Austin.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $1,500,000
Discount Rate: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $1.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

BLNDED Media: Reset's Founders Discuss the Creative Community and Relationship Building
The Austin Chronicle: Reset: New Local Startup Helps Both Restaurants and Freelancers
Built in Austin: This Startup Offers Coworking Inside Top Austin Restaurants
CultureMap Austin: New Austin Startup Transforms Restaurants Into Affordable Coworking Spaces
PYMNTS.com: Today's Gig Worker Special: Restaurants As Co-working Spaces



[i] http://images.contact.regus.com/Web/RegusEloquaStandard2014/%7B694fb4a4-3a25-40f5-95ef-ae7a2ba28ee4%7D_IWG_Survey.pdf

[ii] https://www.thefarmsoho.com/magazine-blog/coworking-space-nyc/remote-workers-coworking-is-not-only-about-the-space-its-about-reducing-social-isolation

[iii] http://images.contact.regus.com/Web/RegusEloquaStandard2014/%7B694fb4a4-3a25-40f5-95ef-ae7a2ba28ee4%7D_IWG_Survey.pdf

[iv] http://austin.culturemap.com/news/innovation/10-13-17-top-cities-telecommuting-austin-work-from-home/

[v] https://www.bloomberg.com/news/articles/2015-02-02/co-working-spaces-an-expensive-cure-for-loneliness

[vi] http://www.deskmag.com/en/the-average-cost-of-coworking-spaces-survey-218

[vii] https://cdn.thepennyhoarder.com/wp-content/uploads/2017/06/30140000/State_Of_Telecommuting_U.S._Employee_Workforce.pdf

[viii] https://www.flexjobs.com/blog/post/state-of-the-remote-job-marketplace/

[ix] https://www.brookings.edu/blog/the-avenue/2017/10/03/americans-commuting-choices-5-major-takeaways-from-2016-census-data/

[x] http://austin.culturemap.com/news/innovation/10-13-17-top-cities-telecommuting-austin-work-from-home/

[xi] https://www.statista.com/statistics/554273/number-of-coworking-spaces-worldwide/

[xii] https://www.smallbizlabs.com/2017/12/coworkingforecast.html

[xiii] https://www.smallbizlabs.com/2017/12/coworkingforecast.html

[xiv] PitchBook Data, Inc.; Downloaded on March 1, 2019

[xv] https://www.spacious.com/

[xvi] https://www.spacious.com/how-it-works

[xvii] https://www.spacious.com/pricing

[xviii] https://www.vox.com/the-goods/2018/10/8/17943548/spacious-kettlespace-weach-seats-restaurant-coworking

[xix] https://www.kettlespace.com/

[xx] https://www.kettlespace.com/pricing

[xxi] https://www.kettlespace.com/events

[xxii] https://www.flexday.com/

[xxiii] https://startupheretoronto.com/sectors/technology/flexday-redefines-workspace-enables-people-work-anywhere/

[xxiv] http://www.coworkcafe.com/

[xxv] http://www.coworkcafe.com/coworkcafe-at-clarendon/

[xxvi] http://www.coworkcafe.com/#_locations

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Hit Reset LLC
1914 E. 6th Street, #6918, Austin, TX 78702

Ladies and Gentlemen:

The undersigned understands that Hit Reset LLC, a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to $107,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated March 18, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm Pacific Standard time on May 6, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which

shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVentures Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVentures Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVentures Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVentures Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return

any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1914 E. 6th, #6918, Austin, TX 78702 Attention: Siri Chakka
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Hit Reset LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

Hit Reset LLC

CROWD NOTE

FOR VALUE RECEIVED, Hit Reset LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1.50 million.

The "**Discount**" is 20.00%.

The "**Offering End Date**" is May 6, 2019.

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing units option plan or any units option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $10,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

k. "**Shadow Series**" shall mean units of a series of the Company's Preferred Units that is identical in all respects to the units of Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitsholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

 l. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units pursuant to the following:

 a. If the investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

 b. If the investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

 a. The issuance of Conversion Units pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

 a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

  i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

  ii. Obtaining the Corporate Transaction Payment.

 b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Units pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Units; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitsholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Capital Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the

rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

Reset

Investor Presentation



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



Problem One

43% of Americans work remotely **occasionally** and **38%** are predicted to work remotely **full-time** in the next decade[1]

Traditional coworking is expensive[2]

Coffee shops can be too loud and offer an unpredictable work environment[3]

Remote work can be isolating and difficult to maintain productivity[4]

1. https://www.flexjobs.com/blog/post/state-of-the-remote-job-marketplace/
2. https://www.bloomberg.com/news/articles/2015-02-02/co-working-spaces-an-expensive-cure-for-loneliness
3. https://included.co/5-reasons-why-coworking-beats-coffee-shops-for-getting-work-done/
4. https://www.thefarmsoho.com/magazine-blog/coworking-space-nyc/remote-workers-coworking-is-not-only-about-the-space-its-about-reducing-social-isolation

Problem Two

60% of restaurants close in year one[1]

In Austin, property taxes are rising, with higher rent in hip neighborhoods[2]

Tightening of the labor market, with increased wages[3]

The U.S. restaurant market is saturated[4]



1. https://www.cnbc.com/2016/01/20/heres-the-real-reason-why-most-restaurants-fail.html
2. https://communityimpact.com/austin/business/2018/03/27/central-austin-restaurants-battle-perfect-storm-of-challenges/
3. https://www.reuters.com/article/us-economy-costs/rising-wages-boost-u-s-labor-costs-in-third-quarter-idUSKCN1N51RQ
4. https://www.restaurantbusinessonline.com/financing/there-no-room-any-more-restaurants

Our Solution

For Remote Workers
Create a network of affordable, comfortable spaces to work with flexible membership options



For Restaurants
Create opportunity monetize underutilized space while keeping money in the local ecosystem

Market Validation

$1.6
Billion

Office Services Venture Funding in 2018

A record high dollar amount[1]

$9
Million

Spacious

Raised Series A in 2018[2]

140%
Growth

In Capital Invested In Office Services Companies

From 2016-2017[3]

1. PitchBook Data, Inc.; Downloaded on March 1, 2019
2. https://www.vox.com/the-goods/2018/10/8/17943548/spacious-kettlespace-weach-seats-restaurant-coworking
3. PitchBook Data, Inc.; Downloaded on March 1, 2019

Market Opportunity

Reset is seeking to capitalize on two major trends in the U.S. – the rise of the remote worker and the growth of coworking

43%

of U.S. employees worked remotely occasionally in 2017

Remote Workers
Up 115% since 2005[1]

24%

Expected Annual Growth Rate

Coworking Members
from 2017 -2022[2]

#1

City Rank

Austin Market
Highest % of remote workers among the U.S.' 50 largest cities[3]

1. https://www.flexjobs.com/blog/post/state-of-the-remote-job-marketplace/
2. https://www.smallbizlabs.com/2017/12/coworkingforecast.html
3. http://austin.culturemap.com/news/innovation/10-13-17-top-cities-telecommuting-austin-work-from-home/

Product

Each restaurant has a unique look and feel, but we aim to provide members with consistent experience at every location







Find location
Memberships give access to all locations

Choose plan
Flexible plans suit flexible schedules

Get sh%! done
Bottomless coffee and tea, fast WiFi, plenty of outlets, and a personal workspace



Current Locations

Nightcap
1401 W 6th St.
Austin, TX

Tillery Kitchen & Bar
3201 E. Cesar Chavez St.
Austin, TX



Nightcap

1401 W 6th St.
Austin, TX

Close to Austin's Central
Business District

Private back room offers
flexibility for members to
hold meetings or take a
conference call

Dog-friendly and cozy



Tillery Kitchen and Bar

3201 E. Cesar Chavez St.
Austin, TX

Bright space overlooking Colorado River

Ample seating for small and large teams

Special beverage and cocktail items for member purchase



L'Oca d'Oro
(Previously offered location)
1900 Simond Ave.
Austin, TX

Easy access to nearby parks and family-friendly amenities

Private back room for smaller group sessions

Plenty of seating and a bright space to work

Business Model

Reset's costs are mostly variable, with the exception of staffing a host at each location

$7-10
Dollars per Day

10-15%
of Revenue

Membership
Roughly the cost of
two cups of coffee

Restaurant Cut
To compensate our
restaurant partners

13

Pricing

Reset memberships provide flexibility and are significantly less than the average price of traditional coworking services.[1]



Day Pass
$10

Great for meeting clients or a day away from home

- Access to all locations
- Bottomless coffee & tea
  - 2-hour guest pass
- Member discounts on HH/lunch



10-Pass
$80

Flexibility for your schedule, whatever it may be

- Access to all locations for 10 visits
  - Bottomless coffee & tea
    - 2-hour guest pass
    - Member discounts
- Access to member events



Monthly Unlimited
$150 per month

Don't worry about finding a place to work again

- Access to all locations
- Bottomless coffee & tea
  - 2-hour guest pass
  - Member discounts
- Access to member events

1. http://www.deskmag.com/en/the-average-cost-of-coworking-spaces-survey-218

Traction

We are growing recognized revenue, total visitors, and paid members since our launch in August 2018. We're converting visits to paid memberships at a **38% rate.**



Customer Acquisition



Inform & Educate
PR, social media (paid and unpaid), physical marketing, and partnerships with apartments.

Nurture Interest
Email drip campaign, paid social ads and retargeting, cross-promo with local organizations.

Deliver a Stellar Experience
Iterate ease of use, testimonials, referral/corporate program. Email drip campaign for visitors.

Delight & Grow Members
Member events, dinner clubs, networking & referral program.

Competition

Our competitors are currently based in Tier 1 cities like New York and San Francisco. We're focused on Tier 2 cities like Austin and anticipate expansion into other similar cities, like Denver, Atlanta, and Tampa







Home & Coffee Shops
Austin

Spacious
NYC & SF

Kettlespace
NYC

Many of our users currently use coffee shops and home offices

Currently based in Tier 1 cities[1]

Currently based in Tier 1 cities[2]

1. https://www.spacious.com/
2. https://www.kettlespace.com/

Team

Siri Chakka
Co-Founder

- **Lead on Finance, Ops, Business Development, Legal**
- 8 years of experience
- Currently consulting on Private Equity turnarounds and acquisitions for various-sized companies
- Chief Strategy Officer @ B2B SaaS startup
- Prior Management Consulting experience
- Bachelors' in Engineering from University of Illinois, MBA from University of Texas at Austin

Silva Gentchev
Co-Founder

- **Lead on Marketing, Brand, PR, People**
- 9 years of experience
- Product Management for Amazon and Dell
- Tech B2B & B2C Marketing at multiple venture-backed startups
- Experience with Retail Management
- Bachelors' in Economics from UC Davis, MBA from University of Texas at Austin



Invested Capital Will Target



Technology Development
Improve mobile website functionality for bookings, payment processing, and member portal



Campaign Marketing
Increase investment in digital marketing with hyper-local targeting



Operational Costs
Hosts' hourly pay, coffee, and basic working capital costs

Roadmap


Spring 2018
Due Diligence and planning
Summer 2018
Launch
Fall 2018
3 Operational Minimum Viable Products
Summer 2019
(target)
Open Additional Locations in Austin
Q1 2020
(target)
Launch in other Tier 2 cities (e.g. Denver, Atlanta, Tampa)

Press

Podcast: Find Your Favorite New Workspot: Women in Tech Austin

Women in Tech Show | November 7, 2018

Making A Mark: 7 New Women-Led Startups You Should Know

Built In Austin | October 23, 2018

Coworking Space Reset Opens at Austin Restaurants

Community Impact | October 21, 2018

The Austinite Among SXSW's 600+ Speakers | Coworking at L'Oca d'Oro

Austin Innobeat | October 16, 2018

Reset: New Local Startup Helps Both Restaurants and Freelancers

The Austin Chronicle | August 29, 2018

This Startup Offers Coworking Inside Top Austin Restaurants

Built in Austin | August 20, 2018

Austin Startup Transforms Restaurants Into Affordable Coworking Spaces

Culturemap Austin | August 17, 2018





Reset

Thank you for your time!

